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                          GREENWICH AIR SERVICES, INC.
                        4590 NW 36TH STREET, BUILDING 23
                              MIAMI, FLORIDA 33122

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                         TO BE HELD ON AUGUST 11, 1997

TO THE CLASS A STOCKHOLDERS OF GREENWICH AIR SERVICES, INC.:

    A Special Meeting of Stockholders (the "Special Meeting") of Greenwich Air Services, Inc., a Delaware corporation ("Greenwich"), will be held on Monday, August 11, 1997, at the Hotel Sofitel, 5800 Blue Lagoon Drive, Miami, Florida, commencing at 10:00 a.m., for the following purposes:

        (1) To consider and vote on a proposal to adopt the Agreement and Plan of Merger, dated March 9, 1997 (the "Merger Agreement"), by and among Greenwich, General Electric Company, a New York corporation ("GE"), and GB Merger Corp., a Delaware corporation and a wholly owned subsidiary of GE ("Merger Sub"), a copy of which is attached as Annex I to the Proxy Statement/Prospectus accompanying this notice. The Merger Agreement provides for the merger of Greenwich with and into Merger Sub (the "Merger"), resulting in Greenwich becoming a wholly owned subsidiary of GE. In the Merger, each Greenwich stockholder will be entitled to receive, in exchange for each share of Greenwich Class A Common Stock, par value $.01 per share (the "Greenwich Class A Common Stock"), and each share of Greenwich Class B Common Stock, par value $.01 per share (the "Greenwich Class B Common Stock" and, together with the Greenwich Class A Common Stock, the "Greenwich Common Stock"), held by such stockholder, that number of shares of common stock, par value $.16 per share, of GE (the "GE Common Stock") as shall be determined by dividing $31.00 by the Average GE Share Price (as defined below) (the "Stock Consideration"); PROVIDED that Greenwich stockholders may elect to receive from GE cash in an amount equal to $31.00 per share of Greenwich Common Stock (the "Cash Consideration"). The "Average GE Share Price" is defined as the average of the last sale price per share of GE Common Stock on The New York Stock Exchange, Inc. Composite Tape for the 10 consecutive trading days ending on the trading day which is five days prior to the closing date of the Merger. Under the Merger Agreement, approximately 22%, or $60.1 million of the total merger consideration allocable to Greenwich Common Stock owned by stockholders other than the immediate members of the Conese family, certain officers and directors of Greenwich, and GE and its subsidiaries (the "Public Stockholders"), is available to be paid in cash to the Public Stockholders. If all Public Stockholders were to elect all cash, then each Public Stockholder would receive approximately 78% of his total merger consideration in GE Common Stock and approximately 22% in cash. To the extent that Greenwich public stockholders elect to receive more than 78% of their total merger consideration in GE Common Stock, all Public Stockholders electing cash would receive the amount of cash they requested. The percentage of Cash Consideration is subject to further adjustment to the extent necessary to enable the requisite tax opinions to be delivered.

        (2) To consider and transact such other business as may properly be brought before the Special Meeting or any adjournment thereof.

    The affirmative vote of the holders of a majority of the outstanding shares of Greenwich Class A Common Stock entitled to vote at the Special Meeting is required to adopt the Merger Agreement. Holders of shares of Greenwich Class B Common Stock do not have voting rights and are not entitled to vote at the Special Meeting. As of July 7, 1997, Eugene P. Conese, Sr., the Chairman of the Board and Chief Executive Officer of Greenwich, Eugene P. Conese, Jr. the President and Chief Operating Officer of Greenwich, and Anna May Conese, the spouse of Eugene P. Conese, Sr. and mother of Eugene P. Conese, Jr. (collectively, the "Conese Stockholders"), owned and held the power to vote
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3,651,749 shares of Greenwich Class A Common Stock, representing 52% of such outstanding shares. The Conese Stockholders have agreed, among other things, to vote all of their shares of Greenwich Class A Common Stock in favor of the Merger Agreement at the Special Meeting. In addition, GE owns 689,000 shares of Greenwich Class A Common Stock, representing 9.8% of such outstanding shares, which it intends to vote in favor of the Merger. Accordingly, adoption of the Merger Agreement at the Special Meeting is assured.

    AFTER CAREFUL CONSIDERATION, YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE CONSIDERATION TO BE PAID PURSUANT TO THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF GREENWICH AND ITS STOCKHOLDERS. THE BOARD OF DIRECTORS OF GREENWICH HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR ADOPTION OF THE MERGER AGREEMENT AT THE SPECIAL MEETING. You are urged to read the accompanying Proxy
Statement/Prospectus carefully for a description of the Merger Agreement.

    Under Delaware law, holders of Greenwich Common Stock are not entitled to appraisal rights in connection with the Merger.

    Only holders of Greenwich Class A Common Stock of record at the close of business on June 16, 1997 will be entitled to notice of, and to vote at, the Special Meeting. A list of the holders of Greenwich Class A Common Stock entitled to vote at the Special Meeting will be open for examination, during ordinary business hours, at the location of the Special Meeting for 10 days preceding the Special Meeting.

                                    By Order of the Board of Directors,

                                    MICHAEL A. BUCCI
                                    SECRETARY

Miami, Florida
July 8, 1997

    Whether or not you plan to attend the Special Meeting, please complete, sign, date and return the enclosed proxy card promptly in the enclosed postage-paid envelope. Stockholders who attend the Special Meeting may revoke their proxies and vote in person if they desire.

    CERTIFICATES FOR YOUR GREENWICH COMMON STOCK SHOULD BE SENT TO CHASEMELLON SHAREHOLDER SERVICES, L.L.C. AT THIS TIME ONLY IF YOU ARE MAKING A CASH ELECTION. PLEASE DO NOT ENCLOSE YOUR CERTIFICATES WITH YOUR PROXY CARDS.

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